Trevor D. Wind Direct Dial: 804.823.4037Direct Fax: 804.823.4099 twind@kv-legal.com

September 28, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:         HC Government Realty Trust, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed September 28, 2016
File No. 024-10563

Dear Ms. Barros:

On behalf of HC Government Realty Trust, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”). This letter is being submitted contemporaneously with the filing of the Issuer’s Amendment No. 3 to its Offering Statement on Form 1-A (“Amendment No. 3”) for the purpose of incorporating the Issuer’s unaudited, interim financials and updating and revising certain other information in the Issuer’s Amendment No. 2 to its Offering Statement on Form 1-A filed with the Commission on September 16, 2016 (“Amendment No. 2”).

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 3, and two copies to show changes against Amendment No. 2.

Very truly yours,

/s/ Trevor D. Wind
Trevor D. Wind, Esq.

cc: Edwin Stanton (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
T. Rhys James, Esq. (via electronic mail)

Enclosures

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com